FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934


                         For the Month of February 2005

                         Commission File Number: 0-16350

                                  WPP GROUP PLC
          -------------------------------------------------------------
                 (Translation of registrant's name into English)

                     27 Farm Street, London W1J 5RJ England
         --------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F        X              Form 40-F
                                ---                             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes                             No       X
                        ---                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Forward-Looking Statements

     In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

Support Agreements

WPP Group plc ("WPP") and Grey Global Group Inc. ("Grey") entered into support agreements, each dated as of February 22, 2005 (each a "Support Agreement" and collectively, the "Support Agreements") with each of the following entities in connection with Grey's 5% Contingent Convertible Subordinated Debentures due 2033 (the "Debentures"): Akela Capital Master Fund, Ltd., Aristeia Capital LLC, Drake Management LLC, Harbert Convertible Arbitrage Master Fund, Ltd., Harbert Convertible Arbitrage Master Fund II, Ltd., Radcliffe SPC, Ltd., Sage Capital Management, LLC, Silvercreek Management Inc., and Tenor Capital Management Co., L.P.

In the aggregate, as of that date, the parties to the Support Agreements beneficially owned, or had investment discretion or authority with respect to, 80.5% of the outstanding principal amount of the Debentures. Under the Support Agreements, WPP and Grey have agreed to solicit consents of holders of the Debentures for the adoption of a proposed supplemental indenture and the parties to the Support Agreements have agreed to cause consents to be executed and delivered with respect to all of the Debentures over which they had beneficial ownership or investment discretion or authority as of the date of the Support Agreements. A form of the Support Agreement, including the proposed supplemental indenture, is filed as Exhibit __ to this Form 6-K.

In the event that the proposed supplemental indenture is executed by WPP, Abbey Merger Corporation ("Abbey"), Grey and the trustee under the indenture governing the Debentures, WPP, Abbey and Grey intend to amend the Agreement and Plan of Merger, dated as of September 11, 2004, among WPP, Abbey and Grey to reflect the treatment of the Debentures provided for by the proposed supplemental indenture.

This Form 6-k is incorporated by reference into the Registration Statement on Form F-4 filed by WPP Group plc (SEC File No.: 333-119949) relating to the proposed merger involving WPP Group plc and Grey Global Group Inc.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.     Description
-----------     -----------

1               Press Release dated February 22, 2005, delivered to the London
                Stock Exchange.
2               Form of Support Agreement (including the proposed Supplemental
                Indenture)


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                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.


                                        WPP GROUP PLC
                                        -------------
                                        (Registrant)


Date:   February 23, 2005               By:     /s/ Paul Richardson
                                                -------------------
                                                Paul Richardson
                                                Group Finance Director


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